UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 8, 2014

SALIX PHARMACEUTICALS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	000-23265	94-3267443
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8510 Colonnade Center Drive Raleigh, North Carolina	27615
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 862-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Reorganization

On July 8, 2014, Salix Pharmaceuticals, Ltd. (“Salix Ltd.”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Salix Ltd., Cosmo Pharmaceuticals S.p.A. (“Cosmo”), Cosmo Technologies Limited (“Tech”), a subsidiary of Cosmo, and Sangiovese, LLC (“Merger Sub”), a newly formed subsidiary of Tech. Pursuant to the Merger Agreement, Merger Sub will merge with and into Salix Ltd. (the “Merger”), with Salix Ltd. as the surviving entity, and Salix Ltd. will become an indirect, wholly-owned subsidiary of Irish domiciled Tech, which will change its name to Salix Pharmaceuticals, plc (“Salix plc”). Upon completion of the Merger, shareholders of Salix Ltd. are expected to own slightly less than 80% of the ordinary shares of Salix plc and Cosmo is expected to own slightly more than 20%. The transaction has been unanimously approved by the boards of both Salix Ltd. and Cosmo.

At the effective time of the Merger, (i) each share of Salix Ltd. common stock then issued and outstanding will be canceled in exchange for one ordinary share of Salix plc; (ii) all currently issued and outstanding options to purchase Salix Ltd. common stock granted under any stock option plan will be converted into options to purchase, on substantially the same terms and conditions, the same number of Salix plc ordinary shares at the same exercise price; and (iii) all currently issued and outstanding stock awards of Salix Ltd. common stock will be converted into stock awards of the same number of Salix plc ordinary shares.

The Salix plc ordinary shares to be issued to the stockholders of Salix Ltd. will be registered with the Securities and Exchange Commission (the “SEC”) and are expected to be listed on the NASDAQ Global Select Market. The receipt by stockholders of Salix Ltd. of Salix plc ordinary shares for shares of Salix Ltd. common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes.

Following the consummation of the Merger, Salix plc will own Cosmo’s U.S. patents for rifamycin MMX®, methylene blue MMX® and Uceris®, and have specified rights of negotiation with respect to all products Cosmo or its affiliates seek to develop or commercialize in the U.S. In addition, Salix plc will hold Cosmo’s patents for rifamycin MMX in Canada, specified Latin American countries, India, China, Japan and the rest of the Far East, excluding Australia and New Zealand, and Cosmo’s patents for Uceris in Japan (collectively with the U.S. rights, the “Acquired Assets”). Prior to the Merger, Tech will distribute certain assets to be retained by Cosmo pursuant to an internal reorganization (the “Extraction Reorganization”). Notwithstanding the consummation of the Extraction Reorganization, Salix plc is expected to continue to hold certain assets as of the closing of the Merger which subsequently will be transferred to Cosmo or one of its subsidiaries, without charge, following the receipt of certain consents. In the meantime, the economic rights and benefits of such assets will remain with Cosmo and pending their transfer, Cosmo has agreed to continue to perform the obligations under the various license and supply agreements related to such assets pursuant to a Payments and Supply Agreement (the “Payments and Supply Agreement”) to be entered into between Cosmo and Salix plc upon the consummation of the Merger, a form of which is attached as an exhibit to the Merger Agreement.

The Merger Agreement also requires Cosmo to effect, prior to the closing of the Merger, a number of restructuring steps (the “Structural Reorganization” and together with the Extraction Reorganization, the “Reorganization”) involving the creation of certain subsidiaries of Tech and the entry into certain transactions by and among Tech and such subsidiaries to facilitate the transactions contemplated by the Merger Agreement.

The Merger Agreement contains customary representations and warranties by each of Salix Ltd. and Cosmo relating to itself and the transactions contemplated by the Merger Agreement and, in the case of Cosmo, with respect to the Acquired Assets. In addition, the Merger Agreement provides that the parties will indemnify each other for breaches of the representations, warranties or covenants contained in the Merger Agreement, ancillary agreements or the reorganization agreements, and for certain other matters.

The Merger Agreement contains customary covenants of Cosmo, including covenants requiring Cosmo: (i) to conduct the business related to the Acquired Assets in the ordinary course; (ii) to preserve and maintain existing business relationships related to the Acquired Assets; and (iii) not to solicit alternative transactions in respect of the business related to the Acquired Assets. The Merger Agreement also contains customary covenants of each of the parties to use its respective reasonable best efforts to take all actions necessary to consummate the transactions contemplated by the Merger Agreement.

The obligation of each party to consummate the Merger Agreement is subject to certain conditions, including receipt of the approval of the Merger by an affirmative vote of the holders of a majority of Salix Ltd.’s common stock. Cosmo will not require shareholder approval for the Merger. In addition, the Merger is subject to satisfaction of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary conditions, including securities law clearances and the approval for listing on NASDAQ of the Salix plc ordinary shares. In connection with the proposed Merger, Salix Ltd. shareholders will receive a combined proxy statement/prospectus regarding the proposed Merger.

In addition to the conditions described above, Salix Ltd.’s obligation to consummate the Merger is also subject to (i) receipt of certain consents, waivers and amendments under existing financing arrangements, (ii) receipt of certain consents, waivers, amendments, terminations or modifications to certain derivatives and hedge contracts to which it is a party, and (iii) there having been no (1) change in law or official interpretation thereof (whether or not such change in law or official interpretation is yet effective) with respect to Section 7874 of the Internal Revenue Code of 1986, as amended, or (2) passage of any bill that would implement such a change in substantially identical form by both the United States House of Representatives and the United States Senate, that, in either case, in the opinion of Cadwalader, Wickersham and Taft LLP, could be expected to increase the risk that Tech would be treated as a U.S. domestic corporation for U.S. federal tax purposes immediately after the effective time of the Merger (the “Tax Condition”).

The Merger Agreement also contains certain termination rights, including that: (i) the parties may terminate the transaction by mutual consent; and (ii) either party may terminate the transaction if (1) the closing has not occurred by close of business on May 1, 2015, (2) any government authority has issued an order permanently restraining or prohibiting the Merger or the Reorganization and such order becomes final and nonappealable, (3) the stockholders of Salix Ltd. fail to approve the Merger, or (4) the other party breaches its representations, warranties or covenants in the Merger Agreement in a manner that prevents satisfaction of the closing conditions. In addition, Salix Ltd. will have the right to terminate the Merger Agreement in the event there is a failure of the Tax Condition. Neither party has the right to terminate the Merger Agreement in order to engage in an alternative transaction. The parties have agreed to mutual termination fees of $25 million, payable if the Merger Agreement is terminated in specified circumstances.

Concurrently with entering into the Merger Agreement, Cosmo Holding S.p.A. (“Cosmo Holding”), owner of approximately 38% of Cosmo’s shares, and Salix Ltd. entered into a side letter to the Merger Agreement (the “Cosmo Holding Side Letter Agreement”), pursuant to which Cosmo Holding has agreed that it will not, and will not authorize Cosmo or any of its subsidiaries, or any of its or their respective representatives or affiliates to (i) engage in any action that could increase the risk that Salix plc would be treated as a U.S. domestic corporation for U.S. federal tax purposes immediately after the effective time of the Merger or (ii) solicit, initiate or encourage any proposal for a competing transaction, or to participate in any discussions or negotiations regarding a competing transaction. Cosmo Holding also agrees, in the event of any vote by Cosmo’s shareholders, to vote any shares in Cosmo beneficially owned by Cosmo Holding in favor of the approval and adoption of the Merger Agreement, the Merger, the Reorganization and the transactions contemplated thereby.

Shareholder’s Agreement

Effective at the effective time of the Merger, Salix plc and Cosmo will enter into a shareholder’s agreement (the “Shareholder’s Agreement”), a form of which is attached as an exhibit to the Merger Agreement, with respect to the Salix plc ordinary shares to be owned by Cosmo following the Merger.

Under the terms of the Shareholder’s Agreement, Cosmo will have the right to designate one eligible director to serve on the Salix plc board until such time as Cosmo ceases to beneficially own at least ten percent (10%) of the outstanding ordinary shares of Salix plc.

Under the terms of the Shareholder’s Agreement, Cosmo will be subject to standstill restrictions until the later of (i) the tenth (10th) anniversary of the consummation of the Merger; and (ii) the third (3rd) anniversary of the date Cosmo ceases to beneficially own at least ten percent (10%) of the outstanding ordinary shares of Salix plc. The standstill restrictions will generally prevent Cosmo from acquiring any additional shares of Salix plc stock and from taking a number of actions that might result in Cosmo exerting influence or control over Salix plc. The standstill restrictions will be suspended upon the occurrence of certain events, including a decision by Salix plc to recommend or engage in a transaction that would result in a change of control of Salix plc. However, the standstill restrictions will be reinstated in the event such transaction is not consummated or is abandoned.

Under the Shareholder’s Agreement, for three (3) years after the consummation of the Merger, at each meeting of the shareholders of Salix plc, Cosmo must vote all of the Salix plc ordinary shares then owned by it and its subsidiaries (i) in favor of all of Salix plc’s proposed director nominees; (ii) against any shareholder nominations for directors that are not recommended by the board of Salix plc for election; (iii) against any shareholder proposals to remove any director; and (iv) in favor of all “say on pay” resolutions recommended by the board of Salix plc. Thereafter, Cosmo must continue to vote in the foregoing manner until Cosmo ceases to beneficially own at least ten percent (10%) of the outstanding ordinary shares of Salix plc.

Under the Shareholder’s Agreement, Cosmo will be subject to a lock-up for a period of twelve (12) months following the consummation of the Merger, during which it may not sell or transfer (directly or indirectly, including through hedging transactions) the ordinary shares of Salix plc to any person other than to a direct or indirect wholly-owned subsidiary of Cosmo. Following the twelve (12) month lock-up period, Cosmo may initially only sell the ordinary shares of Salix plc through two consecutive marketed underwritten registered offerings. Pursuant to the first such offer, Cosmo may transfer up to, but no more than, fifty-five percent (55%) of the ordinary shares of Salix plc held by Cosmo as of the consummation of the Merger. No sooner than ninety (90) days after the completion of the first such offer (and irrespective of the number of shares of Salix plc actually transferred thereunder), Cosmo may transfer up to, but no more than, fifty percent (50%) of the shares of Salix plc held by Cosmo as of the closing of the Merger. Thereafter, Cosmo will be subject to certain limitations as to the size of any transfer and the nature of the transferee in connection with directly negotiated transfers. Under the Shareholder’s Agreement, Salix plc will grant Cosmo certain customary registration rights, including demand (including shelf) and piggyback registration rights with respect to transfers of the ordinary shares of Salix plc. The registration rights will terminate four (4) months after Cosmo’s ownership of Salix plc ordinary shares falls below ten percent (10%) of those outstanding or sooner in certain circumstances.

Under the Shareholder’s Agreement, Salix plc will, to the extent permitted by Irish law, have the right, but not the obligation, to purchase (by way of redemption or otherwise) from Cosmo and its affiliates all, but not less than all, of the shares of Salix plc proposed to be included by Cosmo and its affiliates in any underwritten offering or as part of a piggyback registration or shelf take down. Under the terms of the Shareholder’s Agreement, the purchase price for any such shares Salix plc elects to purchase will be determined based on the volume weighted average of the daily market prices of such shares over the twenty (20) consecutive trading days immediately preceding, but not including, the date Cosmo delivers a request for such registration or shelf take down.

Concurrently with entering into the Shareholder’s Agreement, Cosmo Holding and Salix plc will enter into a side letter to the Shareholder’s Agreement (the “Cosmo Holding Standstill Agreement”), a form of which is attached as an exhibit to the Merger Agreement, pursuant to which Cosmo Holding will be subject to the same general standstill restrictions that apply to Cosmo.

License and Collaboration Agreement

Effective at the effective time of the Merger, Salix plc and Cosmo Technologies (Two) Limited (“Tech 2”), a subsidiary of Cosmo, will enter into a License and Collaboration Agreement (the “License Agreement”), a form of which is attached as an exhibit to the Merger Agreement, under which Salix plc and Tech 2 will collaborate with respect to the development and commercialization of certain products containing Budesonide, Methylene Blue, and Rifamycin SV (collectively, the “Covered Products”). Under the License Agreement, Salix plc will have exclusive rights to commercialize (i) Covered Products containing Budesonide in the United States and Japan; (ii) Covered Products containing Methylene Blue in the United States; and (iii) Covered Products containing Rifamycin SV in the United States, Canada, Mexico, certain countries in Latin and South America, India, and all countries of the Far East (including China, South Korea and Japan), but excluding Australia and New Zealand. Tech 2 will have exclusive rights to commercialize the applicable Covered Products in those countries that are not part of the applicable Salix plc exclusive territory. Tech 2 will be required to complete, at its cost, certain ongoing Phase III trials for Rifamycin and Methylene Blue (the “Required Cosmo Development”). Salix plc will pay Tech 2 a $21 million milestone payment upon enrollment of the final patient in Tech 2’s current Phase III trial for Methylene Blue. If Salix plc is required to conduct development in addition to the Required Cosmo Development in order to obtain or maintain regulatory approval for Methylene Blue or Rifamycin SV, the parties will share equally the additional external costs. Each party will share pre-clinical and clinical data with respect to the Covered Products and all improvements thereto. If Salix plc grants a sublicense to a Covered Product outside the United States, Salix plc and Tech 2 generally will share equally all payments received by Salix plc in respect of the sublicense, less Salix plc’s external costs. The term of the License Agreement will extend to the expiration of the last valid claim of an applicable patent covering the Covered Products or the earlier worldwide withdrawal of all such Covered Products from the market. Tech 2’s obligations under the License Agreement will be guaranteed by Cosmo.

Supply Agreements

Effective at the effective time of the Merger, Salix plc and Tech 2 will enter into separate manufacturing and supply agreements (the “Supply Agreements”), forms of which are attached as exhibits to the Merger Agreement, covering Tech 2’s supply to Salix plc of Covered Products containing each of Budesonide, Methylene Blue, and Rifamycin SV. The Supply Agreements will contain substantially identical terms. Under each Supply Agreement, Salix plc generally will purchase its requirements of the applicable Covered Product for commercial and development use. Salix plc will pay Tech 2 an amount equal to (i) 5% of net sales for Covered Products used for commercial sale and (ii) 120% of Tech 2’s cost of goods sold for Covered Products used for development purposes or for distribution as samples. Tech 2 initially will supply the Covered Products from its existing facility in Italy, but will be required to establish and qualify a second facility for the manufacture of Covered Products in Ireland no later than three (3) years after the closing date. Under certain circumstances, Salix plc would have the right to enter into agreements with third parties to obtain supply of the relevant Covered Product (or Salix plc itself may manufacture the Covered Product). The term of each Supply Agreement is co-extensive with the term of the License Agreement. Tech 2’s obligations under each Supply Agreement are guaranteed by Cosmo.

Right of Negotiation and Non-Compete Agreement

Additionally, in connection with the closing of the Merger, Cosmo and Salix plc will enter into a Right of Negotiation and Non-Compete Agreement (the “RONN Agreement”), a form of which is attached as an exhibit to the Merger Agreement, which will: (i) give Salix a right of negotiation with respect to all future products Cosmo or its affiliates seek to market in the U.S. in the GI space, and (ii) prohibit Cosmo from competing directly with the combined company in the GI space in the U.S., although Cosmo will be able to out-license products to the extent Salix is not interested in the assets or the parties cannot come to agreement on terms. These terms will apply until such time as Cosmo ceases to beneficially own at least ten percent (10%) of the outstanding ordinary shares of Salix plc.

Important Information Regarding Transaction Agreements

The foregoing descriptions of the Merger Agreement, the Cosmo Holding Side Letter Agreement, and forms of the Shareholder’s Agreement, the Cosmo Holding Standstill Agreement, the License Agreement, the Supply Agreements, the RONN Agreement, and the Payments and Supply Agreement, each attached as an Exhibit to the Merger Agreement, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each agreement. A copy of the Merger Agreement, including all exhibits, is attached hereto as Exhibit 2.1 and is hereby incorporated into this Current Report by reference.

The Merger Agreement, the Cosmo Holding Side Letter Agreement, the Shareholder’s Agreement, the Cosmo Holding Standstill Agreement, the License Agreement, the Supply Agreements, the RONN Agreement and the Payments and Supply Agreement, have been included solely to provide investors and security holders with information regarding their terms. They are not intended to be a source of financial, business or operational information, or to provide any other factual information, about Salix Ltd., Cosmo or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement, the Cosmo Holding Side Letter Agreement, the Shareholder’s Agreement, the Cosmo Holding Standstill Agreement, the License Agreement, the Supply Agreements, the RONN Agreement and the Payments and Supply Agreement, are made only for purposes of the respective agreement and are made as of specific dates; are solely for the benefit of the parties (except as specifically set forth therein); may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, the Cosmo Holding Side Letter Agreement, the Shareholder’s Agreement, the Cosmo Holding Standstill Agreement, the License Agreement, the Supply Agreements, the RONN Agreement and the Payments and Supply Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties, instead of establishing matters as facts; and may be subject to standards of materiality and knowledge applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and shareholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Salix Ltd., Salix plc, Cosmo or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Cosmo Holding Side Letter Agreement, the Shareholder’s Agreement, the Cosmo Holding Standstill Agreement, the License Agreement, the Supply Agreements, the RONN Agreement and the Payments and Supply Agreement, as applicable, which subsequent information may or may not be fully reflected in public disclosures.

Item 8.01. Other Events.

On July 8, 2014, Salix Ltd. prepared an investor presentation regarding the matters described in Item 1.01 of this Current Report on Form 8-K. A copy of the presentation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 8, 2014, Salix Ltd. and Cosmo issued a joint press release regarding the matters described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

In addition, on July 8, 2014 Salix Ltd. engaged in various communications with employees concerning the matters described in Item 1.01 of this Current Report on Form 8-K. Copies of those communications are filed as exhibits to this report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of July 8, 2014, by and among Salix Ltd., Cosmo Pharmaceuticals S.p.A., Cosmo Technologies Limited and Sangiovese, LLC.*

Exhibit A– Form of Shareholder’s Agreement

Exhibit B– Form of License and Collaboration Agreement

Exhibit C– Form of Budesonide Supply Agreement

Exhibit D– Form of Rifamycin Supply Agreement

Exhibit E– Form of Methylene Blue Supply Agreement

Exhibit F– Form of Right of Negotiation and Non-Compete Agreement

Exhibit G– Cosmo Holding Side Letter Agreement

Exhibit H– Form of Release Agreement

Exhibit I – Form of Cosmo Holding Standstill Agreement

Exhibit J – Form of Payments and Supply Agreement

Exhibit K– Form of Joint Public Announcement (see Exhibit 99.2)

Exhibit L– Form of Employee Transfer Notice

99.1	Investor Presentation by Salix Pharmaceuticals, Ltd. on July 8, 2014.

99.2	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Cosmo Pharmaceuticals S.p.A. on July 8, 2014.

99.3	Email from Carolyn Logan, President and CEO of Salix Ltd., to employees on July 8, 2014.

99.4	Transcript of voicemail from Carolyn Logan, President and CEO of Salix Ltd., to employees on July 8, 2014.

99.5	Transcript of conference call on July 8, 2014.

*	In accordance with Item 601(b)(2) of Regulation S-K, certain schedules have not been filed. Salix Pharmaceuticals, Ltd. hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

Cautionary Statement Regarding Forward-Looking Statements

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix Ltd.’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix Ltd. does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix Ltd. files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo, Tech and Salix Ltd. will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix Ltd. after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX LTD.’S STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix Ltd.’s stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix Ltd. at the SEC’s web site at www.sec.gov. Copies of Salix Ltd.’s filings with the SEC may be obtained free of charge at the “Investors” section of Salix Ltd.’s website at www.salix.com or by contacting the Investor Relations Department of Salix Ltd. at 919-862-1000.

Participants in the Solicitation

Salix Ltd. and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix Ltd.’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix Ltd. on its website or by contacting the Investor Relations Department at the telephone number above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 9, 2014	SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM BERTRAND, JR.
William Bertrand, Jr.
Senior Vice President and General Counsel

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of July 8, 2014, by and among Salix Ltd., Cosmo Pharmaceuticals S.p.A., Cosmo Technologies Limited and Sangiovese, LLC.*

Exhibit A– Form of Shareholder’s Agreement

Exhibit B– Form of License and Collaboration Agreement

Exhibit C– Form of Budesonide Supply Agreement

Exhibit D– Form of Rifamycin Supply Agreement

Exhibit E– Form of Methylene Blue Supply Agreement

Exhibit F– Form of Right of Negotiation and Non-Compete Agreement

Exhibit G– Cosmo Holding Side Letter Agreement

Exhibit H– Form of Release Agreement

Exhibit I – Form of Cosmo Holding Standstill Agreement

Exhibit J – Form of Payments and Supply Agreement

Exhibit K– Form of Joint Public Announcement (see Exhibit 99.2)

Exhibit L– Form of Employee Transfer Notice

99.1	Investor Presentation by Salix Pharmaceuticals, Ltd. on July 8, 2014.

99.2	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Cosmo Pharmaceuticals S.p.A. on July 8, 2014.

99.3	Email from Carolyn Logan, President and CEO of Salix Ltd., to employees on July 8, 2014.

99.4	Transcript of voicemail from Carolyn Logan, President and CEO of Salix Ltd., to employees on July 8, 2014.

99.5	Transcript of conference call on July 8, 2014.

*	In accordance with Item 601(b)(2) of Regulation S-K, certain schedules have not been filed. Salix Pharmaceuticals, Ltd. hereby agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.